Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

ALEX CUTLER: Hey now, everybody. Welcome to another episode of the Disrupting podcast, with your hosts, Dana Donovick and Alex Cutler. The following discussion was an exclusive event that we held with the Ginkgo Bioworks team on Twitter Spaces. We invited our social media followers to join us for a panel discussion with co-founder and CEO, Jason Kelly, and Anna Marie Wagner, Senior Vice President of Corporate Development. Unfortunately, this live discussion was so popular that we crashed Twitter three times. So, needless to say, you’re in for a treat. We hope you enjoy.

… with this, obviously, Twitter Space is not perfect. But we’ll get this thing back rolling. All right.

So, like we said at the beginning from the last one, we’ll start it back over. So, my name is Alex, as well as Dana Donovick is joining us as well. We are part of Disrupting, and we are very excited to be able to provide exclusive content and be able to allow you guys to learn a little bit more about Ginkgo and what synthetic bioengineering is. Also, you’re gonna be able to, for yourself, be able to ask the CEO, Jason Kelly, as well as Senior Vice President Anna Marie, questions that you have about Gingko and what they do. So, we’re gonna start this over again. Jason, can you please tell us a little bit about yourself and what Ginkgo does for the overall world?

JASON KELLY: Yeah, sure. I’m technically trained. Did my PhD at MIT. We started the company out of grad school in 2008. We were the first lab tech company to do Y Combinator, if folks know about that. Incubator out in Silicon Valley. Happy to talk about that. And then the idea behind synthetic biology is you can program cells kind of like you program computers, because they run on digital code in the form of DNA. And it’s As, Ts, Cs, and Gs, but it’s digital, and you can read it with DNA sequencing and write it with synthesis.

And so, the idea behind Ginkgo is if you can read and write code, and you have a machine to run it, you can program. And so, we’re basically selling developer tools. And so, we can talk about the business model and how we do that. But that’s really what Ginkgo does. And we enable other folks to program cells to launch new apps.

ALEX CUTLER: Awesome. We really appreciate that. Anna Marie, can you give us a little bit about yourself as well?

ANNA MARIE WAGNER: Yeah, sure. So, really quick, I lead corporate development. Basically, that means I raise our capital, and then I help spend it through M&A and other strategic efforts. I’m an investor by training, so I spent the last decade at Bain Capital before joining Ginkgo a couple years ago.

ALEX CUTLER: Great. We’re all caught back up. All right, Jason, can you again tell us a little bit about what you think makes synthetic bioengineering so important for the world and what they do now, as well as into the future? You were talking about an Impossible burger on the last Twitter Spaces. Can you go over that again?

JASON KELLY: Yeah, sure, right. So, the Impossible Burger’s cool because it’s a consumer product a lot of people have familiarity with. But they don’t, I think, often realize that at the heart of that thing is synthetic biology. So, if you bite into an Impossible burger, it’s really juicy. It basically bleeds, right, which is sort of surprising from a veggie burger. And the way Impossible did that, and this is kind of a model you can think of for synthetic biology in general. But they found that DNA code that encodes for hemoglobin, which is the protein that makes blood red in your blood or in cow’s blood. And they basically moved that DNA code into brewer’s yeast, the kind of yeast you use to make beer. And then you brew it up. Instead of beer coming out, hemoglobin comes out. And you add it back to the burger, and suddenly it smells right, tastes right. It’s the Impossible burger, the Impossible Whopper now at Burger King now nationwide, right? That is a consumer good that’s sort of magical by virtue of this kind of synthetic biology at the heart of it, right?

And so, what we’re doing at Ginkgo is trying to enable more products like that to come to market. But that’s an example in the near-term. I can talk about some of the things in the long-term, but that’s one of my favorite.

ALEX CUTLER: All right, Jason, so sorry for the technical difficulties, but glad we were able to connect. I think today, most people, including myself, don’t know what bioengineering is, but also, too, what it can do. We think biology, we think biotech, we think pharma. But can you just elaborate on just all the different realms that you guys are focused on improving with your customers?

[00:04:41]

JASON KELLY: Yeah, so I’ll give you the kind of general idea, and then maybe, Anna Marie, you want to chime in with some specific examples too. So, the way I like to think about it is, if you think about computers, which were a piece of technology that was programmable, right? And this idea of programmability, I think, is often lost on people, how important that is. What it means is you can take a computer, and you basically put in different code. You install different software. And suddenly, this machine does all these different things. And that means that all the investment you put into that technology can be quickly repurposed to be disruptive in different markets.

But if you look at what market’s computers have been disrupted to, it’s all the information-based industries, right? Media, telecom, finance, advertising. Because at the end of the day, what a computer does is move information around, right? It moves bits. Well, cells are programmable, right? They run on DNA code. You can change that code to make them do all kinds of new things. But they don’t move information around. They move atoms around, right? They build stuff. And so, as I look forward, the industries that are gonna be disrupted are all the physical goods industries, right? It’s things like food, it’s pharmaceuticals; but it’s also electronics and building materials, right? All the stuff around us. Ultimately, those are biotech industries. They just don’t realize it yet. That’s sort of the long-term potential of synthetic biology.

ALEX CUTLER: Yeah. And you’ve talked about, too, how bioengineering of cells and stuff is basically computers in the ‘50s, right?

JASON KELLY: Yeah. I mean, our ability to code these things collectively across the industry and academia today is sort of laughable, right? And what’s funny, so my co-founder, Tom Knight, so he was a professor at MIT starting in the early 1970s in computer science. And so, he came up programming mainframes, right? I have these great old black and white photos of Tom with his master’s thesis, which was this refrigerator-sized mini computer, as it was called, right? And what’s cool about Tom is he comes from the era of computing where programming computers just sucked, right? You had to be basically an electrical engineer and know how the whole computer worked to write code on a mainframe, right? And so, what happened was, over 60-plus years, we basically built layers of abstraction to make it simpler and simpler, to the point where today, a second-grader can log into an iPad and start programming, right? That took a long time to make it that easy.

We’re sort of all the way back at the beginning when it comes to programming cells. You need to know how these things work. You have to be a biochemist in order to program biology. That will change over time. But that’s the era we’re in today.

ANNA MARIE WAGNER: So I think the thing, though, Jason, you’re glossing over a little bit that’s different too is that biology has this really unique and special feature, which is that we are the recipients of this gift of four billion years of evolution in that we already have the machine. In computing, Tom had to build these machines, and figure out how they worked, and connect circuits, and make those more powerful. And that slowed down what we were capable of programming those machines to do. We already can see the potential of biology just looking out our window. We just don’t know how to program that because the code is so complex, and we don’t know what the majority of it does. And so, that’s one of the things that gets me so excited, is that we can already see the potential, even though, we’re so early in the development of this technology in the grand arc of what we’ll be able to do with it.

ALEX CUTLER: Absolutely. And I don’t think people really understand how quick Ginkgo can really affect the world. And that’s really reflected in the valuation. I understand that people look at the valuation of the deal that Ginkgo had with SR&G, Soaring Eagle, and say, “Wow, that’s really, really high, high priced, and that’s really kind of stunted growth on the stock.” But I think it’s also, like Dana has said in the past, it’s just a pure misunderstanding of what synthetic bioengineering is, as well as what Ginkgo does.

Jason, you said something in the last Twitter Spaces as well as in the interview about how Ginkgo’s business model kind of acts as the Apple App Store. Can you shine some light on that a little bit?

JASON KELLY: Yeah. So, what’s interesting about Ginkgo is we’ve adopted sort of a business model that’s a little more taken from the tech industry, rather than the biotech industry. And the root of that is when we look at biology, we see that the low level code, right, like the DNA code and the cells, the infrastructure in the cells to execute that code, is the same across all markets, okay? In the other words, nothing’s different about the biology running a cell in the ag industry versus pharma, versus fragrances, versus cannabis. It doesn’t really matter, right? At a low level, that’s all the same. And that’s exactly what you saw in computers, right? At a low level, the operating systems, the chips, the programming languages—those are all the same across markets. What was different was the apps, right? You had a different app for streaming videos versus an app for running an electronic medical record system, right?

[00:09:55]

And so, we look at that, and we’re like, there should be horizontal platforms. Just like there are in software, there should be horizontal platforms in biotech. But there aren’t, right? If you look at how the industry is structured today, it’s all vertical, right? Pfizer is a basket of drugs. Bayer. Monsanto is a basket of different ag products, right? It is all vertical, and all the technologies are verticalized. And so, that seems like just a mistake. In other words, that can be fixed over time by technology investment. And so, we’ve sort of pushed on that for the last 12 years to say, you can build a horizontal platform. And then the question is, what should be the business model? Well, we went back and looked at tech, right? They’re the ones that built the AWS’s and the Windows operating systems and the app stores of the world, these horizontal platforms. How did they charge?

And so, if you look, if you build what we’re building, which is developer tools, well, that’s what Apple did, right? They said, “Listen, here’s a bunch of SDK software development kits for programming your apps on the iPhone. Here’s distribution through the app store and so on. Here’s a whole ecosystem that allows you to cheaply and efficiently launch apps. And in exchange for that, Apple’s gonna take 30% cut on the app.” And people say, “That sounds great,” the app developers, right? And that’s essentially] what we’re adopting for our platform as well. We’re saying, “Listen, we’re gonna make it easier and cheaper, and we can talk about the technology, for you to program a cell, to launch that next Impossible burger, or cannabis product, or new drug. And in exchange, Ginkgo will take a royalty, or in lieu of a royalty, we’ll take equity in the company that’s developing the product.”

That’s a new business model, and so, it’s just gonna take a little bit of time, I think, for folks on the biotech side to understand it. But frankly, a lot of the investors and people coming into the company, they are from the tech side, because it is a pretty normal tech business model from the tech side of things.

ALEX CUTLER: Well, and that’s a really great explanation. I think the thing that was so exciting for me to learn is, yes, here you have this platform. But it gives other people—it’s like an incubator for startups and other biotech companies to be able to thrive and develop solutions to big problems. Can you guys go into kind of the economics of biology, why it’s so expensive, and why people should come to Ginkgo and develop on your platform to solve some of these problems?

JASON KELLY: Yeah, sure. Anna Marie, do you wanna talk a little bit about it?

ANNA MARIE WAGNER: Yeah, sure. I think those two core elements in the business model that Jason mentioned, the piece that is the big barrier for folks right now is that upfront costs, it is just really hard and slow and expensive to engineer a cell. And so, our goal is to bring that as low as we possibly can by driving scale economics in our foundry, and utilizing all this code base, these CDKs and all that that Jason mentioned to shorten programs, increase the probability of success, reduce the cost. Because that’s not the part of the business where we’re excited to squeeze all the juice out of the orange, right?

We’re excited about sharing in the successes of our customers when they’re able to successfully bring products to market, and reducing the extraordinarily high failure rates in engineering, and increase the speed, reduce the cost to make this all more practical. So, that’s really what we focus on and how we focus on driving value for our customers, and sort of integrating that with our business model and how we make money. We really see the value in all that downstream, equity and royalties and milestones that we share in with our customers.

JASON KELLY: Yeah. The only thing I’d add—well, what’s unique about developing a program cell app compared to an app on the iPhone is it’s sort of, call it a one to four-year process to develop that app, right? It’s just like the cycle time for programming cells today is longer than programming things for your phone. And so, that lagginess means that we ended last year with 48 cell programs being developed on the platform. Only a small number of those have actually gone commercial, right? And so, there’s that lag. So that second half of the business, where money comes in by royalties or equities, just sort of definitionally comes behind the part of the business where we get paid while we’re sort of doing the development, the foundry revenues. And so, that’s a little bit of what folks who are investing in the company today, they’re the ones who are understanding that sort of second pool of future value for the company that’s embedded in all those projects.

[00:14:24]

ALEX CUTLER: And that’s really what’s attracting me the most to Ginkgo. I love what synthetic bioengineering is. I love what I learned when I came to Ginkgo and went through your guys’s facilities. It was spectacular. But the best thing about what you guys are doing is the way of your business model. And like you have said, you have this contract with a company that will utilize your facilities, and you get paid for the time period that they utilize your facilities. And then once you get that sample or the product, and you give it back to them, you guys get a royalty in perpetuity, or you get a part of that company or stake of that company in the future as they grow. So, I think it’s brilliant.

You have currently 70 projects, right, Jason? And you plan on having 500 by the end of 2025?

JASON KELLY: Yeah. So, we ended last year with 48. We’ll be adding—we’ve done 70 in the history of the company. We ended last year with 48 active. We’ll add 23 this year. And yes, in 2025, we want to be adding 500 that year. So, we’re really ramping the number of new programs up about 60 next year. That’s the goal of Ginkgo, is ultimately to have, from all the biotech work happening, the cell programming work happening across the industry, running on our platform, right? We just think that’s more efficient. It’s better for the app developers. And Ginkgo can take a small piece of that very big pie, right? That’s the idea behind the company.

ANNA MARIE WAGNER: Yeah. And the only thing I’d add to that is, the new program growth comes from a couple different places. So, part of it is, yeah, we sort of enable these new opportunities, these new areas that people weren’t thinking about. We get new customers on the platform. But the other area we actually see a ton of growth is with customers that have already been working on the platform already feeling success, and they’re expanding the number of programs they’re doing with us. And the thing that’s really important to realize is there’s already lots of cell engineering work happening out in the world. It’s just that the way it’s done today is really inefficient. It’s five folks in a lab moving clear liquids around with their two hands at 2:00 AM. That used to be my life when I did synthetic biology 15 years ago. And that market exists.

And so, as we demonstrate success for these companies that are utilizing that technology in house already, we have this huge opportunity to grow with the startups, and also to create bigger and bigger partnerships with our really large customers that already have huge R&D departments in bioengineering, like Biogen, Corteva, Roche. These are customers of ours that have massive potential to grow with our platform if we deliver success from them on their early programs. And so, that’s a big driver of growth, is just—we call it inside sales. It’s kind of a software term as well. But that’s really important for us.

JASON KELLY: Yeah. I would add to that, because that sort of analogy there, if you’re familiar with sort of IT history is sort of the migration from kind of on prem IT departments and servers to sort of running stuff in the cloud, right? And Anna Marie’s 100% right. There’s huge on prem infrastructure to do cell engineering R&D in house. And, Alex, it was great to have you and Dana by the visit. This facility doesn’t look like people standing at lab benches. It looks closer to a chip fab, right? It’s a lot of automation, a lot of robotics. And the important thing is, it improves with scale, just like any other factory.

And so, the idea is, hey, migrate that existing work to our facilities, right? It’ll just be cheaper and more efficient for us to do it, just like it was cheaper and more efficient to outsource to cloud servers.

ALEX CUTLER: Yeah, no, your facility is beyond anything I ever expected. The automation process, everything. It’s just unbelievable. I do have a question, though, regarding intellectual property. So, if a company approaches you to solve a problem for them, say, a paint company, and they ask you to remove a certain petroleum-based chemical from their paint, and your team is able to produce this yeast that we’ve talked about that yields a new form of paint, does Ginkgo get to keep that intellectual property and apply it to future properties or projects? In other words—

JASON KELLY: Yeah, it’s a good question.

ALEX CUTLER: … make some big discoveries while creating the paint, and are you able to apply those discoveries to yet another yeast-derived project?

JASON KELLY: Yeah. So, this is an asset at Ginkgo we call our code base. And just so you know where it comes from. So, my co-founder, Tom Knight, right, I told you, he was a computer scientist starting in the ‘70s at MIT. He had a 25-year career in computer science. Semiconductor design course, all this stuff. And then in the mid-1990s, he has this realization that DNA is code. And he, basically in his 40s, starts taking undergraduate biology lab classes at MIT. Sets up a wet lab in the computer science building. It’s crazy, right? And shifts his whole focus from computer science, electrical engineering, to molecular biology, biochemistry, right? He’s like, “I’ve been building programming tools and computers. Why can’t I build them for cells,” right? This is Tom.

[00:19:23]

And one of the first things he realized when he got into the field was, all right, I get it. It’s DNA code. You can read and write it. We’re programming. Where the hell are the code libraries, right? When we write software, we use code that other people have written before and debugged to drop into our program so that we don’t have to repeat that work. And, hey, yeah, I get it, it’s As, Ts, Cs, and Gs, not zeros and ones. But obviously, we should reuse code, right? And the answer in biotech today is, hell no. No, not at all, right? Every company is a little island of intellectual property. There’s very little exchange of code across projects. And so, everybody’s got to start from scratch every time. It’s insane, right?

And so, the idea behind the code base at Ginkgo is to say, listen, I’m gonna make a trade with you, customer of Ginkgo. You’re gonna have access to all the code from all the projects that have been done at Ginkgo previously. And in exchange for that, I want to get the reuse rights to the code that comes out of your project, not to do your end thing, right, like not to make that paint, but to do other stuff. If it’s useful for a drug, then some other drug company can reuse that code. And as a result, we’ll all have a higher chance of success. That’s the idea behind the code base. And it works awesome. But it is a change in sort of how IP is typically handled.

ALEX CUTLER: Absolutely. That was a really good question. So, I really enjoyed everyone answering these questions, but I really want to open it up. This is the main reason why we have this—

JASON KELLY: Yeah, let’s do it!

ALEX CUTLER: … to bring people to jump on and ask questions straight for you. So, I’m gonna be inviting people to jump on. If you have questions, please come up. Again, be professional. I really am excited for you guys. I really want this to be constructive, that’s all.

ANNA MARIE WAGNER: You don’t have to be that professional.

ALEX CUTLER: Well, no, it’s just, you don’t need to be trolls. So I’m gonna add some people on, and let’s get this thing started. Amy, go ahead.

AMY: Hi, guys. I have a couple questions, but it’s really about your program, so maybe I can talk to you about that offline. But I was trying to catch this. Your costs, if you’re building programs for people, are they front-loaded in the development phase of your program?

ANNA MARIE WAGNER: Yeah. So, I’ll maybe just explain the process of setting cost, and you can tell me if this answers your question. So basically, when we’re signing up a new customer, our technical team and their technical team work together and say, “Okay, here’s the spec of the product you’re trying to develop. Here’s how we think that engineering process is gonna look, right? We’re gonna need to do, I don’t know, six different design build test cycles, and each one’s gonna do 10,000 strain tests, or something like that. We’ve got this process optimization step, yadda yadda yadda.” They’ll map out the whole thing, and they’ll say, “Here’s the budget for that work that we expect.” And then we’ll kind of talk to the customer and see if that kind of aligns with their expectations and negotiate there.

But I wouldn’t say that there’s—it really depends on the project, which step of the engineering cycle is going to require the most work, because every project looks a little bit different. But what we’re charging for is entirely that early—it’s that early R&D phase, right? It’s the design and development of the cell that makes the thing. We’re not the manufacturer. We don’t do the clinical trials. We don’t do any of that kind of stuff. So it is that early development work. Did that help, Amy?

AMY: Yeah, I think that covers it. I was just trying to—when you guys were talking about your revenues and stuff, I was trying to understand if your costs are—and when I say front-loaded, I just mean taken care of, and then the downstream revenue is where the revenue really comes from, and the royalties.

ANNA MARIE WAGNER: Yeah. Yeah. Okay, that makes more sense, yeah. So, the foundry revenue is really designed to essentially cover the cost that we’re gonna spend on our scientists and our robots, using reagents in the lab to do the cell engineering work. And then that downstream element, we’ve finished the project. We don’t have ongoing costs to manufacture or do anything like that. So yeah, that comes in at 100% contribution at that point.

AMY: Really smart. Okay. Thank you.

ANNA MARIE WAGNER: Thanks, Amy.

ALEX CUTLER: All right. So Larry, we’re gonna bring Larry on. Thank you, Amy, for asking your question. Larry, go ahead, man.

LARRY: First of all, thank you for putting this together, Jason. Big fan. Ginkgo’s going into what will be my retirement plan. So when I retire, you and I will have a beer. So, I’m very excited. But in line with Dana’s question—

ALEX CUTLER: [Crosstalk], by the way.

LARRY: Dana asked you a question and Alex asked you a question on the YouTube feed regarding your relationship with government contracts and the COVID testing and everything you’re doing. One of the things that I’m passionate about is the blockchain and the use case of blockchain. So, with your access, kind of like with the patent office, and your perpetuity in terms of the way you generate revenues, has there any thought been put into putting patents, or if you’re doing it already, where since you have so many people coming in and out, blockchaining not only royalties because of the companies that you do business with that could do business with somebody else, and making that an efficient thing? Or is that something that really doesn’t match the business model?

[00:24:40]

JASON KELLY: Yeah. It’s a cool question. So, there’s a thing I would love to do, but it’s technology infeasible and an IT (expletive) at the moment, so it’s not gonna happen, which is, I’d love it if I could take your code base, and if somebody else reused it, I could pay you. I could almost be a two-sided marketplace for genetic code, so that it would be easier for me to take in code and then make it available to other people, in a way. And today, that’s not—it’s too painful. It’s just, the IP regimes are too much of a pain in the neck. I’m not sure if blockchain’s the answer. I think there’s probably some IP innovation, a few other moves you would need to make. Software did it by sort of adopting a copyright regime as the major way they handled things. But it’s still too messy.

So, as it stands today, basically what we do is we say—there’s kind of a jump into the IP pool at Ginkgo, and it follows a certain set of rules, and we can set those rules, right? And it all kind of stays the same. Maybe someday we could do more of what you’re talking about, Larry. But at the moment, it’s been too technically difficult.

LARRY: I appreciate it. Thank you.

ALEX CUTLER: Thank you so much, Larry. I really appreciate it. All right, Ben, come on up. All right, Ben. Ben’s currently connecting. Ben, what is your question, man? I feel like I’m on Jeopardy. [Crosstalk] It’s okay. It’s okay. You know what? Ben, request again, and I will bring in [inaudible]. Did I say it correctly?

Oh no. All right. Well, while people are jumping on and we’re trying to get this connecting to work, I really want people to kind of understand, and Jason and Anna Marie, if you guys can kind of affirm this, is the fact that this is why I kind of see Lucid—or not Lucid. Wow. I’m thinking about everything in my head. This is why I see Ginkgo being such a prime for hypergrowth, is the fact that you guys are working already a total of 70 projects right now. But by the end of 2025, you want to be working on 500 projects within that one single year.

ANNA MARIE WAGNER: Actually, it’s like 700 and something. It’s 500 new projects, so.

ALEX CUTLER: Wow.

ANNA MARIE WAGNER: Yeah, it’s exciting stuff.

ALEX CUTLER: Absolutely. So, to kind of wrap peoples’ heads around this, that’s a potential of 700 potential streams of revenue. Am I correct on that?

JASON KELLY: Anna Marie, you want to talk about how it works?

ANNA MARIE WAGNER: Yeah. So, the way I think about is, the metric I pay attention to is, how many programs in total have we worked on? It’s not even how many programs are we working on this year or next year. It’s in total, how many programs have we ever worked on, because that’s really the metric of how many potential sources of that downstream revenue do we have? Today, that number is 73. Every year, we’re adding new programs to that number. This year, we’ll add mid-20s. Next year, we’re trying to add the 60s. And so, over time, that number should grow very large. And each of those is definitely a source of long-term revenue for us in the form of royalties, equity, etc.

ALEX CUTLER: Hey, Anna Marie, real quick, so you guys obviously have a very diverse Rolodex of customers you guys are providing your platform to. You guys are solving some really interesting problems. Can you guys just provide maybe one or two problems or customers and the problems that they’re solving? We know a few. We talked about fertilizers in our interview, of course, which everyone should watch on YouTube. But can you provide another scenario? Customer scenario?

JASON KELLY: Sure. Yeah, I mean, to give you an example, there’s a project I like that we’re doing with Roche in the area of antibiotics, right? So we all just lived through a pandemic. It happened to be a respiratory virus, right? And so, we had a big push for vaccines and antivirals, right? There are other types of really substantial infectious diseases that are bacterial, right? And in that case, what you’d really love to have is good antibiotics, right? And so, if you look at the history of antibiotics, the last novel chemical structure was discovered—I want to say it was in the ‘80s, approximately, right? And the way that people went hunting for them was that the pharma companies collected bacteria from nature, because these bacteria fight each other, right? They make antibiotics to kill other bacteria and fungi that are trying to invade their space, right?

[00:29:47]

So they brought these things in. You might remember penicillin was discovered by accident because some bacteria blew in the window and made an antifungal, right? And so, the idea was, go hunting. And they did. And they found all these great antibiotics, right? But then they stopped finding them. And so, we have a project with Roche where the idea is, go back. Look inside those old collections of bacteria from all the pharma companies. Read the DNA code of those bacteria, under the assumption that some of those antibiotics only get turned on in the environment. If you bring the bacteria in the lab, the way that the pharma company grew it up to test it, it wouldn’t have made the antibiotic. But somewhere in its genome, there’s new antibiotics hiding.

And so, we go and we sequenced—actually, we acquired a company that had sequenced all the DNA of these bacteria. And then with Roche, we’re looking computationally for the code for novel antibiotics inside the genomes of that bacteria. And then we basically synthesize that DNA, test it out, and try to find new chemical structures. So that’s a really cool project. It’s a Discovery Therapeutics project, and could be important from a biosecurity standpoint down the road. That’s an example of a project I like.

ANNA MARIE WAGNER: One of the things I like to do, though, is you just name a project across every industry. Because I think that’s what’s so unique about what Ginkgo’s doing, is that we have active programs across every end market. So, talk about consumer products. We’re working in skin care and hair care, and flavors, fragrances, cannabinoids, right? All of those are active programs, active and/or historical programs at Ginkgo. Talk about industrials, environment. We’re working on waste remediation, water cleanup, making petrochemicals like plastics, things like that, using biology instead of oil refining, right? We’ve talked about agriculture and the work we’re doing with Bayer and with Corteva in that space. And take food. We’ve done animal feed. We’ve done the plant-based meat type products and alternative plant-based proteins. And then obviously, in pharma and biotech, it’s antibiotics like Jason talked about, but it’s also helping support vaccine production for the pandemic, it’s all in gene therapy and these new areas that are emerging.

So, it really is an incredibly diverse platform. But when we think about it internally at Ginkgo, those all just look like programs to us. It runs on that same infrastructure, that whole diversity of programs. We’re running it on exactly the same foundry and same set of code base.

JASON KELLY: Yeah. And maybe the only thing I’d add to that is that breadth of products sounds completely insane, right? In other words, certainly a company of our size pursuing products across all those markets would just be frankly impossible. And so, the reason it is feasible is behind every one of those products is—in the alternate chemical space, it’s [?Genomatica]. In the wastewater cleanup, it’s Alonnia. In cannabis, it’s Cronos. In animal-free meat, it’s Motif. There’s an actual app developer who is thinking about every little nook and cranny of that market to develop that program, get it scaled up, get through regulatory. And Ginkgo’s just doing our small piece of the pie, right? We’re programming the cell for all those partners, and ultimately, they’re the ones who are gonna go to market with those cell programs, right? That’s the only way we’re able to be in so many different markets, really on the back of our great customers.

ALEX CUTLER: Absolutely. Great question. So we have some people that are on, finally, got to be able to work through the technical issues. Seju, can you ask your question?

SEJU: Yeah, absolutely. Jason, Anna Marie, thank you for taking the time. It’s super cool that you guys are interacting with everyone in this way and much appreciated. I’ve got two questions. First question is, there’s absolutely been a lot of—we’re still early days of synthetic biology, but there’s been a lot of time and money that’s been put into this space. Why hasn’t there been a product that’s been truly commercialized yet?

And my second question, which is maybe related to that one, is what are some of the scaling challenges, and what are some of the solutions? One of the things that I’ve tried to look into is, all right, well, what’s a manufacturing footprint gonna be to really have any of these products be—to make a real dent, let’s say, in either a new space or disrupting an incumbent space? And what’s your role, if any, in solving those scaling challenges? Thanks.

[00:34:24]

JASON KELLY: Yeah, super good question. So, let me give one quick distinction. So, there’s a common mistake that gets made where people, when they say synthetic biology, they’ll often sort of equate it to what I’d call industrial biotechnology. In other words, non-therapeutic biotech. And there’s a little bit of a history to that. Synthetic biology kind of got started out of the biofuels and biochemicals area 10 or 15 years ago. So a lot of the early application attempts were in the sort of industrial space. But many, many of the great applications of synthetic biology, for example, will be in therapeutics, right? You’re seeing that with mRNA vaccines right now. You see it in new cell and gene therapies, right? These are enabled completely by the tools of cell engineering.

And the reason I give those examples is when everyone’s talking about challenges, like constitutional challenges with scale up and manufacturing, they’re usually not talking about therapeutics, right? Because basically, I’m being a little simple here, but if your drug costs more to make, you just end up charging more for it, right? That’s the reality of the therapeutics industry. And so, it’s not as dominated, for the most part—there are some exceptions—by scale up challenges. Where you see them rear their ugly head is absolutely in the industrial side of the house. So, think chemicals, especially commodity chemicals, even find it in specialty chemicals. You do see a lot of challenges going to large scale, because at the end of the day, you can’t change the price, right? If you’re trying to replace, say, a fragrance ingredient that’s currently made through chemical process X with a biotech process, well, you’d better be able to beat it on price, because you’re making the same damn thing, right? And so, in that case, scale up and manufacturing dominates, right? Does that make sense, that just first point about industrial biotech versus pharma, and that there’s a pretty big distinction when it comes to the manufacturing challenges in those two areas?

SEJU: Yeah, yeah. You did make it very clear, Jason, so very good answer.

JASON KELLY: And then—well, the only thing that I would add, so then in terms of the industrial side, you have seen some things go to market across the industry, right? I gave the example of Impossible foods earlier. They’re producing a hemoglobin at a price point that works for the Impossible burger. Folks like Genomatica that have gone to market, even with some sort of large-scale chemicals like BDO, which is sort of used in plastic bags, reusable plastic bags in Europe. So, we do have a spattering of examples. It is a core challenge. Ginkgo has had some flavor fragrance ingredients go to 80,000-liter fermentation scale and be produced commercially. But generally, being good at that is a key capability when it comes to pursuing industrial biotech applications. And so, we have a 40-person deployment team who helps customers do that. We helped Cronos up in Canada that’s going into their first commercial runs—they just announced that a couple weeks ago—to do that type of scale-up and fermentation. But it is a much bigger challenge on the industrial side.

ALEX CUTLER: Absolutely. Stock Doggy Dog, what’s your question, man?

STOCK: All right. Well, real quick, Alex, thank you for having me. I appreciate it. Jason and Anna Marie, nice to meet you guys.

JASON KELLY: Good to meet you.

STOCK: I do want to say, Jason, I liked you before, but I like you a lot better now talking to you in these spaces. You’re a pretty cool guy. And with Ginkgo, from vaccines to COVID testing to the chron, you guys are really just gonna speed up the process of changing the world for the better. So, I really believe in you guys long-term, no matter what. But I am a retail investor, so I do have questions about the stock. I’m not sure if you can answer this. But my question is, I think you guys will have a lot of momentum once the ticker changes to DNA. Is there an expected time for the actual merger?

ANNA MARIE WAGNER: Yeah. I can help with that one. So, we’ve been saying kind of all along that we’re planning to close in Q3, just based on what a normal SEC review timeline would be. Now that we’re in Q3, I can expect that folks are starting to look for some more specificity. So obviously, we can’t control SEC review timing, just especially with holidays and the line of deals on the market. But so far, at least, the process is proceeding the way we would have expected. You saw that we filed the first amendment a couple weeks ago, and the process is kind of continuing as we would expect.

So, what I would recommend you watch for now, at least, until we can provide more clarity, just based on the comments we’re getting from the SEC, is just watch for when the S4 amendments are filed with Soaring Eagle on Edgar, because that just indicates that we’re progressing through the process. And once we get through that process, we would go through the kind of normal process of sending out the proxy and closing pretty quickly thereafter.

STOCK: Absolutely. Everybody just needs to make sure to rely on SEC Edgar. That’s the best way to see information.

ALEX CUTLER: I will say, I appreciate you saying that you’ve been enjoying and engaging with us in sort of a chill fashion here, Stock Doggy Dog. But I will say that I’m on vacation with my kids. And my parents, when I cursed earlier, I got a dirty look from my mom from the next room over. So, just so you know, it’s not—I’m being a little too chill, it turns out.

ANNA MARIE WAGNER: Jason lives a glamorous life.

STOCK: Now Jason, don’t do— [laughter]

[00:39:42]

DANA DONOVICK: Hey, Alex. I see that SPAC Guru just joined us. I know he’s a big advocate of SRNG, and of course, what Ginkgo’s doing. SPAC, I don’t mean to put you on blast here, but I’m sure you have a question for Anna Marie or Jason.

ALEX CUTLER: Well, while he’s jumping on, I’m gonna let Amy ask her one-part question that she has. So, Amy, go ahead.

AMY: Hi, guys. I am a question person. No cussing, Jason. But I am truly, truly taken and fascinated with your biosecurity. I wanted to see if you wanted to talk a little bit about that. My question really is, with your DNA synthesis programs that you guys are building, are you using that to prevent future pandemics or just kind of stop them before they kind of hit? And then I also wanted to ask you about, in your sequencing within your biosecurity program, is that for faster vaccine production and biologics and stuff like that? Those are my two questions.

JASON KELLY: Cool, yeah. So, I’m happy to riff on this for a minute, right? So, the reason we got into biosecurity, just to be clear, was March 2020, it’s clear COVID’s not going away. This is the biological disaster of our lifetimes. And so, we said, all right, how can we help out? And so, we basically opened the platform up for free. We did $25 million of free work. That was the project we did with Moderna, was part of that. And then we also started to look for other areas where biosecurity could be built, right? And the idea behind this is, if you’re gonna make it as easy to program cells as it is to program computers, then just like Google would invest in cybersecurity or PayPal would invest in fraud detection, Ginkgo ought to be investing in biosecurity, right? It is necessary for the responsible, widespread deployment of the technology on our platform at Ginkgo, end of story, right?

And so, COVID represented a unique moment to do that, essentially in a live fire drill, right? I mean, the whole country was getting rocked by it, the whole world, right? And so, where we landed was—where we could be useful was essentially in making it faster and easier to manufacture vaccines. And so, could we plug in to various gaps in the supply chain, try to make it more efficient, right? And so, that’s a good fit for our existing platform at Ginkgo. And so, we’ve been tooling away trying to help out there. And then the other is in this area of essentially, call it monitoring or surveillance, right? And the idea is, if a new pandemic class agent hit the United States tomorrow, in a best case scenario, we’re 18 months away from the whole country being vaccinated, right? That’s the miracle of mRNA vaccines. And even then, it would have to be—it could easily be a hell of a lot longer. But that’s probably about the shortest.

So that means for 18 months, we’re living through frickin’ 2020 again. And so, to me, that’s an unacceptable sort of national security footing, just social footing. It’s a mistake. And so, what do you do during that 18 months? Well, the answer is, laser-targeted public health interventions. And the way you do that is you monitor the hell out of everything. You know exactly where outbreaks are happening. So instead of, shut the whole frickin’ country down, you say, shut this neighborhood down. Shut this school down. Shut this classroom down within the school so you don’t have to close the school, right? And so, that all requires you to have sort of monitoring and awareness, just like we have weather satellites and missile detection satellites, right? We need to have that for biology. And so, that’s this other category of sort of surveillance. And Ginkgo today is doing sort of its own [inaudible] [00:43:15] than anybody in the country. That’s the first area where I really see surveillance will be this fall, to keep the schools open, basically. That’s the first widespread surveillance we’re doing in the country.

ALEX CUTLER: That was a great question. So, Ben, you’ve been waiting very patiently. I was actually trying to get you on earlier at this. So, the floor is yours.

BEN: Nice. I’m a fellow ex-Bostonian myself, so really proud of what you guys have done over there.

ANNA MARIE WAGNER: Where in Boston are you from, Ben?

BEN: I grew up in Newton, Massachusetts.

ANNA MARIE WAGNER: Nice.

BEN: But now I live in sunny Los Angeles. My question for you guys is, is Ginkgo gonna employ sort of this gigafactory type of model, where you’re gonna build these crazy foundries all across the world, help rapidly produce the things that you’re doing, or things are done in small scale in Boston, and then they go to these industrial sites, like you said, to make these things happens?

And then my second question is, who are your competitors today?

JASON KELLY: Cool, yeah. So, just to give you one core distinction to keep in mind, we do have what we call our foundries at Ginkgo, Bioworks 1, 2, 3, 4, 5. And they are really automated. Think of them like gigafactories or semiconductor fabs. Lots of robots, big capital investment, big scale, right? But they don’t actually manufacture anything, right? What they fundamentally do is compile and debug genetic code. They’re like giant frickin’ compilers. If you were a software developer, you would have a little software compiler inside, essentially inside your computer. We have one, but it’s 200,000 square feet in Boston, right? And that’s because you have to actually print the DNA, and put it in the cell, and test it. It’s a physical process to write this, to program these cells.

[00:45:06]

And so, that’s what we do. When we’re done, we give you a tube the size of a thimble that’s got a cell with the genome that you need. And that’s all that leaves that big factory. And then you as the customer would grow that in your big tanks, or if you were Bayer, you would grow a tank to put it on a field. If you’re Synlogic, it’ll go into clinical trials as a therapeutic, right? But Ginkgo doesn’t do any ongoing manufacturing. So, will we have multiple sites? I mean, I think the answer is yes, largely for talent reasons. But we don’t need to manufacture because it’s gonna be expensive to ship it or something. Fundamentally, what we’re shipping is intellectual property, right? Does that make sense in terms of the production side of the things, on the foundries?

ALEX CUTLER: I believe so. I think also, he’s trying to ask if you guys are gonna be just focusing purely on having your location in Boston. Are you gonna be—

JASON KELLY: No. Yeah, yeah. We just opened a lab out in Emeryville, California, as an example. We just acquired a company called Dutch DNA in Europe. So, we are starting to have sites both in Europe and in California in the near-term. We haven’t built foundries there yet. So really, the foundry, all the automation today, lives in Boston.

And then you asked about competitors. I would say, by far, the number one competitor for us is companies choosing to continue to do this type of work themselves, right? So, the other way that you can program a cell is hire 50 or 100 R&D scientists, put them at lab benches, buy a bunch of equipment and kits from Thermo, and get to work. And we believe today that we’re five to 10 times cheaper than doing that. And we think you should outsource to us, but that can be frictional, right? You have R&D leadership. You have to decide if that’s a good idea. We have different IP rules than you might have internally, and so on. So, that remains overwhelmingly our biggest competition, is people doing it themselves. There are other folks who’ve invested in automation, folks like Amyris and Zymergen, and historically, folks like Synthetic Genomics and Intrexon. Largely, by and large, those folks are more focused on—they have great product pipelines. Amyris’ is all the way vertical into Sephora. Zymergen has frickin’ awesome products coming in sort of the electronic material space. But they have been more focused on their products, whereas we’re really a service company.

DANA DONOVICK: I can’t actually—I’m just trying to think of anyone trying to replicate the infrastructure and the internal capabilities that Alex and I saw when we visited your foundry. I mean, there’s just so much equipment, and the automation, it’s crazy. I do want to just quickly encourage everyone to check out the investor presentation, especially the videos on their YouTube channel. There is a specific video that talks about their automation process at their facility, and it’s just mind-blowing, so.

JASON KELLY: Yeah, I mean, it’s real simple. We can invest hundreds of millions of dollars in capex and then pass that back as low marginal cost to our customers via service offering, right? This is not a new thing. This is just like an AWS. It’s a straightforward idea. It’s just a bit new in this area.

DANA DONOVICK: Well, so—

ANNA MARIE WAGNER: Jason Kelly, watch your language! [laughter] [crosstalk]

ALEX CUTLER: Just the horsepower that you guys are able to provide—

JASON KELLY: The next question will be from Nana, yeah.

ALEX CUTLER: But the horsepower and the speed that you’re able to provide a biotech company that thinks they’re on to something special, I mean, it is special in itself. People are able to come to you with problems, and you’re able to provide them the platform to build on.

JASON KELLY: Yeah. I mean, we have this company Motif, for example, that started on the platform three years ago from scratch. And they just announced $225 million, right? They’re doing animal meat proteins, right? And this is a company that never—it’s a 35-person company. They basically hired food scientists, application people, people that knew food. They didn’t have to hire one biotech scientist. They didn’t have to build a lab. They didn’t have to buy all the equipment. All their R&D is a marginal cost spend. It’s beautiful, right? It’s more efficient, it’s faster, and it’s been killer for them. This is how you should biotech companies, right? Booting up your own lab at this point is frickin’ insane.

ALEX CUTLER: And what’s good for them is also good for Ginkgo. They’re building out, which is helping them, but also helping you guys, because you have a stake in that company, so.

JASON KELLY: That’s right, yeah. We’re a big shareholder in that company. Yep, 100% right. Yep.

[00:49:27]

ALEX CUTLER: So, Guru, you have been very, very patient. So, you know both you, myself, Dana, and Larry, and many others. There’s a handful of us that have been a full believer in Ginkgo and believe that it’s very misunderstood, and you’re one of the originals. So, what’s your question, man?

GURU: Hey, Jason. I want to say thanks for joining, being very open with you and your team on social media. I think you guys are doing a fantastic job contacting and staying in touch, and keeping the communications open. So, my hat’s off to you. You guys did a really big SPAC as far as SPACs go. And usually, we see the bigger guys are more hands-off and leave it to outsourced or third parties. But I really appreciate all that you folks do. I’ve seen and listened to many of your interviews. So, I’m a big fan. I don’t know what you know about some of the FinTwit and SPAC followers on Twitter. But right from the start, I believed you were a category of one, you and your group. I’m a big fan of most of the Harry Sloan deals. I’ve watched many interviews with him on how he goes about picking the targets for his SPACs.

So, I’ve spoken enough. My questions for you are simply this. I’ve heard in the past, people being—you’re kind of a new industry unto yourself. And I’ve heard people liken you and your group and your industry to computer chips years ago, and that there were so many different avenues to go. Are you gonna be a chip manufacturer? Are you gonna make the raw supplies? Are you gonna be a broker? Are you gonna be an in between? So, if you could just touch on that, and maybe just touch on a little bit of your pipe investors and some of the incredible due diligence that they have done, just for some of the shareholders to get an idea of what exactly we’re talking about here.

JASON KELLY: Cool, yeah. Let me touch on each of those. And number one, I’ll just say, philosophically, I’m really excited to take the company public. Because one of the things that makes me sort of crazy about kind of private financing rounds is they’re effectively blocked from sort of average folks being able to participate in it, frankly. And at the end of the day, programming cells, engineering life, is something that the public at large needs to get familiar with and build trust with the organizations that are gonna (expletive) deploy what is very, very powerful technology, right? It’s not a joke, right? And so, you do need to get to know me. You guys should be asking hard questions, right? And that applies to the whole leadership team at Ginkgo, because we need to build that trust with the public when we deploy essentially genetic engineering that gets cheaper and easier and faster every year, right? And that’s why, for example, we did all the work in biosecurity last year. That was a big part of it, right, and why we’ll continue to do that. So, expect us to do more of this. But just so you know, it’s rooted in sort of our mission overall, I think, of making biology easier to engineer. We think that requires building trust with the public.

You asked where we sit. I think your analogy’s very apt, right? If you look at the chip industry and thinking about the different ways to commercialize, you have things like ARM, who are doing essentially licensing. You have TSMC. That’s an outsource foundry and manufacturing. You have Intel that went all the way to product, right? Absolutely, right? There’s a lot of different business models you can imagine doing. We spent a lot of time over the last 12 years sort of landing on what we decided to do. It was not the easiest business model to get working, to be honest, right? It’s just, doing partnership deals is hard. Getting customers to adopt our IP terms and royalties and everything else. Now, every year, it gets easier and easier, but it was real hard four or five years ago, right? And the reason we pushed on it was because we felt it was the right model, with really the organism being the product, leaving Ginkgo, that would let us meet our mission, to make it easier to enter biology, and ultimately make it so that more folks could deploy the technology. So, we kind of stuck to our guns on that, but I’m not gonna pretend it was easy, and I’m not pretending we have it all figured out, right? I think there’s definitely more learning. The industry is still maturing. So, we’ll stay close to it. But that is why we landed with sort of royalty. And kind of our interface to the customer was the organism. That was a very deliberate choice.

You had one—oh, and then you asked about the pipe investors, yeah. So, we got introduced to the folks at Soaring Eagle through one of the banks we work with. It was great, actually. I was surprised. These were Hollywood guys. It wasn’t really what I was expecting. But they brought on Arie Belldegrun, who is on the team also, who, if you know him, he was the founder of Kite, which was a pharma company sold to Gilead for $12 or $13 billion. He’s really just a great name and careful sort of study of technology in the cell and gene therapy space. And so, Arie came in, kicked the tires of the technology, was like, “Why the hell aren’t you doing more in cell and gene therapy?” I was like, “We want to, Arie, you know, right? Like, we need more credibility in the space and to meet more people.” He’s like, “I can help with that.”

[00:54:55]

And then the great thing about Harry and the team at Soaring Eagle is, yeah, they’ve been doing this for a decade. So, they know exactly the right questions to ask. And then they were—once they had the technology base covered with Arie, they got in the weeds with us and all the finances and everything. And then the process has just been frickin’ great, right? We did the pipe in two-and-a-half weeks with great folks coming in. And so, really credit to them as just operationally excellent, which is why we picked them for the SPAC.

ALEX CUTLER: Absolutely. And when people look at your pipe, look at the people that have been obviously funding Ginkgo from the get-go, it’s obviously garnered a lot of attention from some higher-ups, but we’ll leave that be. Brian, you’ve been very patient. What is your question?

BRIAN: Can you guys hear me?

ALEX CUTLER: We can hear you now. Go ahead, man.

BRIAN: Awesome, yeah. Appreciate you all taking the time. Two questions, if I may. The first is just kind of, would love to get your understanding of what capabilities you want to build out that you don’t have currently, whether that’s kind of additional vertical integration, or expanding the horizontal offerings that you have. And then the second thing that I’m kind of appreciating kind of the uniqueness of your business model, but I am not a scientist, so it’s hard for me to understand, is you’re seeing this wave of capital coming into health tech, synthetic biology, computational biology generally. And it’s difficult to fully appreciate if competitors to Ginkgo can spend to catch up, or if you are just so far ahead from a code base perspective that it is kind of the Google versus Yahoo, where scale begets scale. And if you’re not there yet, what does it take to get to that point? Just kind of clarity on that kind of ability. Essentially, longevity is what I’m trying to understand. Thanks.

JASON KELLY: Anna Marie, you want to do the first half, and I can do the second half?

ANNA MARIE WAGNER: Yeah, sure. So, I think Jason passed it off to me because I lead M&A, and so I’m always thinking about what are the areas where we might want to invest in external technologies or teams that could really supplement what we have built at Ginkgo? I really think about it as sort of three categories today. We’ll be opportunistic sort of in the first couple, which are interesting emerging technologies for the foundry, and interesting biological assets, which we would call kind of code base acquisitions. And examples of those in the past that we’ve done on the foundry side, we acquired this little company called Gen9, which was a competitor to Twist at the time. And they had some—they really specialized in very complex DNA synthesis, so writing DNA. It was a relatively small company at the time. We acquired it, and became our in house DNA synthesis team.

At the same time, though, we created a huge partnership with Twist and are still their biggest customer in the space. And so, on the foundry side, we’re very happy to both kind of invest in and partner with leading companies, as well as integrate them. And it really depends on if that company sort of has a much larger and viable business outside of Ginkgo, because then we become a huge beneficiary of their scale in the rest of their business; whereas if it’s something that feels more specialized to what we’re doing, then we’ll think about vertically integrating it and acquiring assets in that space. So, that’s the foundry side.

On the code base side, Jason mentioned this company Dutch DNA that we bought. They had a really interesting set of strains that we were particularly interested in working with. And so,

bringing that set of strains and that team that had expertise in that area in house was really valuable for us. And then the third area where I think about M&A, and you mentioned it in sort of your list of examples, are new market areas that would be really interesting for us to explore, where maybe there’s a really kind of sub-scale player in the space today that is trying to serve that, that would really benefit from being on our platform. But it does have a similar business model. They’re trying to provide a service to customers in that space in a really interesting niche. And certain areas of the pharma sector, you see companies like this playing. And so, that’s an area where, as we think commercially about building our business in a new area, we might be able to sort of leapfrog some of the incumbents in certain niche areas by bringing those teams in house. So, that’s the first piece there. Jason, anything you’d add to that?

[00:59:32]

JASON KELLY: No, I think that’s great. Yeah, and just to answer the second question, ultimately, we look through it through the lens of what’s best for our customers and for achieving the mission of making it easier to engineer biology. And from our standpoint, being able to aggregate a code base across all projects in the industry would make it most likely for everybody to succeed. In other words, to get scale there. And then, certainly in the foundry, we’ve been roughly tripling the output of the facility and halving the cost for operation annually, with a dip in 2020 when we had to close the lab, but for really the last six years. And so, that, we certainly see as strong-scale economic, just like Ford or Intel. And again, we think that is a benefit to our customers in the industry. The bigger we can build our facility, the cheaper it gets for everybody to do this work, the more products that get out the door, and the bigger the GDP of synthetic biology, right? And so, we think that’s in everyone’s interest.

ANNA MARIE WAGNER: The only other thing I’d add to that is, one of the questions we get a lot that I think you were sort of alluding to there was like, can somebody just raise a billion dollars, and buy all your equipment, and suddenly, they’ve got a foundry that’s competitive with Ginkgo? It’s like, we’ll show anybody our foundry. You can walk around. We’ve got glass walls. Yeah, you could go buy every piece of equipment that we have, for the most part. We’re buying from folks like Thermo and Danaher and all these folks. But what’s really unique and hard about what we’ve built is how to actually get all that—all those robots, frankly—to work nicely together and to maintain all the flexibility that a scientist has when they show up at their bench every day, and they want to just use their brains and think about how to engineer biology today. Maintain that flexibility while integrating it into these automated systems that are controlled by software.

So, that software is the piece you don’t see. And we’ve spent 12 years, as Jason mentioned, building that and getting all of this to work together. So, there’s a lot that you can’t just look at replicate that’s really a tricky engineering challenge in what we’ve done. It reminds me a little bit of the old Toyota manufacturing system, examples where they would tour Ford around their plants, and Ford still couldn’t reach Toyota’s efficiency levels. It feels a lot like that.

DANA DONOVICK: Yeah. It’s almost unfathomable, just the level of equipment that you guys have. Alex and I were just blown away. And to think about how all of that intertwines together. I mean, I just don’t have the mental capacity to wrap my mind around that, the logistics. It’s incredibly impressive. Again, that type of footage is on their YouTube channel, and of course, we included some of that in our interview.

ALEX CUTLER: Absolutely. So, Vinet, you have been very patient as well. What are some of your questions?

VINET: Yeah, of course. Thanks so much for having me up, and thanks for hosting all this. Yeah, I’ve been such a big fan of Ginkgo since I was in college. And a lot of people asked some really good questions. I had to think of more questions since the last questions. I guess the first one that I’m still very curious about is right now, I’ve been trying to prophetize what Ginkgo’s doing to my friends and things of that sort. But I’ve begun to realize that it’s been very difficult explaining synthetic biology. And it’s been difficult to get them on board and understand kind of what you guys are doing and why it’s extremely important. If we look at contemporary industries, whether they be coin-based or whatever, they have this coin base to learn, this earning program, where people earn coins while they actually learn, and it’s incentivized. I’m curious in how you guys have been thinking about this problem, other than doing these Twitter Spaces and maybe these YouTube channels, on encouraging or trying to help people learn about this space, given that you guys now are the main—people look at you guys, and they’re like, “Okay, that is bio. That is syn bio.” A lot of people—since your guys’s IPO. So, I’m very curious on hearing that.

And then the second part is, if possible, a little bit more of a story time, is you’ve already talked about how this thing was extremely hard to build up. And I’m kind of curious on when it came early on, this idea is not much of a market risk. It’s a huge tech risk. And kind of hearing a little bit more of how you’ve been able to deal with that tech risk when it comes to pitching investors, to building this out. In my mind, it just seems so difficult.

JASON KELLY: Yeah. Anna Marie, do you want to talk a little bit about sort of Grow and how we approach public communication? I can speak a little bit about iGEM and tech risk.

ANNA MARIE WAGNER: Yeah, sure. Although I did iGEM in [crosstalk].

JASON KELLY: Actually, yeah, why don’t you do iGEM?

ANNA MARIE WAGNER: Give me a little bit of credit! [laughs]

JASON KELLY: Do iGEM while you’re at it. I can talk about tech.

ANNA MARIE WAGNER: No. I mean, what Jason’s alluding to is we have—somebody actually posted something really funny on Twitter today. They were basically like, “Ginkgo feels like the kind of place that would emerge if you just let a bunch of scientists loose and let them also run HR, and creative, and finance, and that sort of thing.” And it’s actually a little bit true. The people at Ginkgo really did come from a place of passion for this industry and the creation of it. I obviously work kind of within our finance group. And as I alluded to, I did iGEM in 2008. But—

ALEX CUTLER: What’s iGEM?

ANNA MARIE WAGNER: Oh yeah, iGEM. So, it’s like summer camp for really cool biology nerds. You basically—so it’s called the International Genetically Engineered Machines Competition. And so, the idea was, let’s make all of these tools that kids can use to engineer biology, even though they don’t have Ginkgo’s foundry at their disposal, certainly not at that time. And so, create all these little reusable parts, and create a project with it that’ll do something cool.

[01:05:04]

So, my project, if you guys want to know, it was called Bactricity. And the idea was, we were gonna engineer these bacteria to produce electric signals if they were exposed to certain chemicals. So, you could imagine, there’s arsenic in the water supply, and these little bacteria are living in the water, and they’ll shoot out an electrical signal, so a light will start flashing or something, so you don’t drink the arsenic-laden water. That was the idea. My project, it won in its category, I’m proud to announce.

But the reason why Jason’s mentioning this stuff is that it’s programs like iGEM that the founders of Ginkgo, along with many others, have really been investing in creating to start building that awareness with college kids, grad students, kids younger than that, to really start this next generation of programmers in a totally new field. And then I think what’s happened more—and Jason alluded to this magazine Grow too, where we’ve got this incredible team that sort of sits at the intersection between society and art and science that really does try to make this much more accessible to folks. And so, if you haven’t checked it out yet, I highly recommend growbyginkgo.com. You can check out prior issues there. But just some really amazing stuff there.

But the last thing I’d say is just, one of the things this last year has done, fortunately and unfortunately, right, is we have lived through the greatest biological event of our lifetime. And we have not only recognized the power of biology, right, to shut down the world, but we’ve recognized the power of bioengineering. What that vaccine does is it turns your immune system on to fight this novel threat. And so, we’re all experiencing biology in a very different way than we have before, which I think, it’s one of the reasons why it’s such a unique time for us to engage in this conversation right now, because everyone [cuts out].

ALEX CUTLER: And unfortunately, Twitter just crashed. Yep, that’s right. This particular session is so popular with so many people in it that the Twitter Space crashed. So, we pick back up again where we left out.

Gotta love it. Gotta love it. Oh my gosh. We’re almost done. All right. So, we’re gonna add them back on, let Anna Marie finish up on that question. I apologize. I have no power over Twitter crashing. So, we’re gonna let Anna Marie and Jason finish up on that question, and then they’ll answer a couple more questions, and then we’ll close this out. One second. We’ll wait for Anna Marie to jump on.

DANA DONOVICK: You know you’re doing a good thing when you keep crashing Twitter, right? We’re making a lot of notes today. I love it.

ALEX CUTLER: And this has not happened in a very, very long time. And yeah, we have a good audience, so.

DANA DONOVICK: Yeah, and clearly people are engaged. We just keep replicating the numbers. I love it. But it’s all thanks to Jason and Anna Marie and everyone else that’s on the board tonight. So, thank you.

ALEX CUTLER: Yes. We’ll wait for Anna Marie to jump on and let them finish up. One second.

JASON KELLY: I can chime in on the technical risk topic while we’re waiting for Anna Marie.

ALEX CUTLER: Go for it.

DANA DONOVICK: Please go.

JASON KELLY: The sort of second half of that question. So, I think there’s a really interesting point, which is, if you look at sort of the typical company getting funded in Silicon Valley today, right, it is—almost 95% or so, I would say, have market risk, not technical risk. In other words, will grown adults ride scooters, right? That is market risk. Can you build a scooter network and call it with your phone and everything else? Yeah, of course, right? There’s no technical risk to that. Of course you can do it, right? You actually have to work through the engineering. But it might not—it’s not like it’s just gonna fail on you, right? Whereas, develop a drug for Alzheimer’s or something, that has technical risk. You might try your hardest to have really great scientists and just fail, right?

And so, when we started Ginkgo, we were fundamentally a company with technical risk, right/ And the real technical risk question was, could you create a common platform infrastructure that would improve with scale and really be able to do the breadth of cell engineering across lots of markets, right? That was an unknown question. And so, we spent the first five or six years in the company basically toiling away at that, totally separate topic, unfunded by venture capital. The first $10 or $15 million into Ginkgo came from DARPA, ARPA-E, patient R&D government programs and things like that. We didn’t take equity investment for six years, and then we did Y Combinator. We were the first life science company to do YC, after we had de-risked the technology. And it was mostly moving to commercial risk at that point. Then we could go engage the venture capital ecosystem in the US venture funding ecosystem for non-therapeutic kind of technical risk stuff.

[01:10:10]

And we did have that for a long time. And now we’re more at a point of engineering scaling. Any given individual program for a customer still has technical risk. Will the program with Roche work? Who knows, right? There’s still embedded technical risk. But Ginkgo as a platform at this point is an engineering scale game, but we sort of exited the, I would say, scientific risk portion.

ALEX CUTLER: Absolutely. So, we’re gonna get Anna Marie to come on and finish up her thoughts. I apologize again, Anna. I tried my best to handle this space without it crashing. You guys are just generating too much traffic. So, if you could please finish up your thoughts.

ANNA MARIE WAGNER: Oh, no. I think—I just rejoined. I got the new link. No, I just—I missed the last few minutes, but just thanks, everyone, for joining. I think we’re all really excited to see the enthusiasm for biology and the enthusiasm for what we’re trying to build here at Ginkgo, and really do get a lot of energy from chatting with folks about what we’re trying to do and hearing your questions. So, appreciate the time everyone gave.

ALEX CUTLER: I appreciate it. I appreciate it. So, one last question, and I’m not trying to be selfish, but I would like to finish up with this one last question. I think it’s a very important one. When people are really considering potentially investing into Ginkgo, I think people need to continuously focus on, well, two things. One, again, what you guys are doing, what synthetic biology is and how important it is to not only the now but also in the future, and how it has such a big spectrum on being able to reach so many other sectors, not just pharmaceutical and healthcare. You are completely just limiting what Ginkgo can do, and you need to kind of open your mind to what they can do.

And then, two is really just how you have such a good bedrock and foundation of revenue streams from sites and projects. It’s not just one singular drug. It’s not that in any shape or form. You are working through 70 projects right now in total since the beginning, and you’re gonna have around 700 in total of potential streams of revenue by the end of 2025. I think that’s amazing. But one thing that we did ask in an interview I would like you guys to be able to go over again is how involved Ginkgo is with the government. And we’ve seen through 2020 how important it is and how highlighted it was with COVID-19, how important synthetic bioengineering is. If you guys could kind of go over it with government projects and how important Ginkgo is right now.

JASON KELLY: Yeah. So, I can talk about sort of how we think about government. So, historically, it’s mostly been engaging with the R&D part of the government, right? So, working with DARPA. We worked with IARPA, which is the intelligence agency version of ARPA, and stuff like that. Sometimes on things like biosecurity, we did that with IARPA. We had a program to look at DNA sequences and predict whether they had been genetically engineered, right? This was pre-COVID. This was, if there’s an anthrax attack at the White House, was it genetically engineered? Could you tell from the DNA? And so, we had programs like that, right? They were mostly small and R&D-based.

What’s changed since 2020, and then this is particularly in the area of this monitoring and surveillance function I was mentioning earlier when it comes to biosecurity of having a clue what the heck is going on, whether that’s sequencing variants, or doing things like K-12 school testing. Can you monitor healthy people and the environment or whatever else to look and see what is going on, what’s circulating, giving people the data they can use to make targeted public health interventions? That’s not government R&D. That’s government procurement and contracting. And so, we have had to muscle up in that substantially over the last year-and-a-half. And the biggest area we’ve been doing it in in particular is in K-12.

And so, once the Biden administration took over, there was a focus on getting school reopened. And states were given—this was maybe two or three, or I guess probably now four months ago—states were given $10 billion allocated by population, earmarked and run by the CDC to be spent on testing specifically in schools to open this fall. It actually also included last semester, but largely, most states are kicking it off in the fall. It’s a huge—Ginkgo’s biosecurity business, we got in $50 million. There’s just an enormous amount of budget out there to do this type of K-12 testing. So, that has been really with states. So, we are the statewide provider, sole source for K-12 testing in Arizona. It’s like a $116 million up to contract. We’re testing in Maine and Massachusetts, and half of Maryland, a bunch of different states. And we’re also doing RFPs right now for many others. That’s the area where we’re doing the most—engaging the government in a procurement function.

[01:15:08]

What will happen this fall depends a little bit on what happens with the schools, right? It is both a mix of what happens with Delta. It’s a very big political question and so on. But Ginkgo is there to provide these services at scale across the country if states need it. And some of them have signed up so far. So, that’s our biggest activity in government. After these two semesters coming up, I think there will be a steady state biosecurity procurement by the government, just like they spend on cybersecurity, and we would intend to be a part of that in the future.

DANA DONOVICK: That’s awesome. I know we’ve gone way over time. It just speaks again to your guys’s generosity with your time. I want to remind everyone gently, it’s not often that executive-like figures, big unicorn companies, come on a forum like this to engage with retail investors, so please, if you haven’t already, follow these people. They’re inspiring. They certainly left their mark on Alex and I, and they generously gave us the opportunity to tour the foundry. So, again, thank you, Jason, Anna Marie. You guys are not only changing the world, but you are amazing people. Jason, Anna Marie, you guys are not only changing the world, but you are amazing people. And we couldn’t be more grateful to capture the experience. If you haven’t watched our interview with them both, we just posted it on YouTube yesterday. We’ve shared the link on Twitter. But definitely, for a deeper dive, check it out. And follow Ginkgo Bioworks.

JASON KELLY: Yeah, thanks for having us on, Alex. We really appreciate the time and what you’re doing to sort of explain all these many, many different companies to retail investors. So, it’s good work to do.

ALEX CUTLER: Awesome. I really appreciate it. And Anna Marie, Jason, Joseph, Ginkgo, everyone that’s listening, thank you guys so much for jumping on. And I look forward to you guys growing in the future. So, thank you so much.

ANNA MARIE WAGNER: Thanks so much, guys.

JASON KELLY: Bye, everybody.

ALEX CUTLER: Before we end, we want to thank all of our social media followers for their continued support of our work and our endeavors with Disrupting. Please note that we orchestrate these events for our followers, so please like and subscribe the Disrupting podcast. Tell your friends what we’re up to. And if you haven’t already watched out interview with the Ginkgo Bioworks team, check it out on the Disrupting YouTube channel. Lastly, make sure to follow us @disrupting on social media for all future events like this. Thank you again for listening.

[End of Audio]

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4 with the SEC on May 14, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.